FILED BY TRIGON HEALTHCARE, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                   AND DEEMED FILED PURSUANT TO RULE RULE 14A-12
                                                   OF THE SECURITIES ACT OF 1934

                                       SUBJECT COMPANY:  TRIGON HEALTHCARE, INC.
                                                     COMMISION FILE NO:  1-12617



         On April 29, 2002, officers and employees of Anthem, Inc. and Trigon Healthcare, Inc. made the following slide presentation in New York City to a group of analysts from various investment banks and institutions. Anthem, Inc. has made available a copy of this presentation on its website.

                                 [ANTHEM LOGO]

             Larry Glasscock, President and Chief Executive Officer

                       Mike Smith, Chief Financial Officer





                                 [TRIGON LOGO]


                 Tom Snead, Chairman and Chief Executive Officer

                        Tom Byrd, Chief Financial Officer

                               TRANSACTION SUMMARY


Offer Per Trigon Share:               $30 Cash and 1.062
                                      Anthem common shares

Transaction Value:                    $4.0 billion

Required Approvals:                   Anthem and Trigon shareholders
                                      Virginia Bureau of Insurance

Closing:                              Expected in 3 to 6 months

                              TRANSACTION RATIONALE

o      Extends Anthem's geographic footprint to a new region

o Size of combined companies enhances position among top tier health benefits players

o      Leverages Trigon's strong management and operating expertise

o      Builds on combined strengths to create substantial operating synergies

o      Complementary cultures with quality and customer focus

o Consumers benefit from strong company with expanded regional / local focus, but national reach

                        FULL YEAR 2001 TRIGON HIGHLIGHTS


o      Description:        Blue Cross Blue Shield health benefits
                           provider in Virginia (except certain
                           suburbs adjacent to Washington, D.C.)


o      Membership:                      2.1mm


o      Market Share:                    35% (#1)


o      Net Revenue:                     $2,926mm


o      Net Income:                      $116mm


o      Debt / Cap:                      23%

                                TRIGON HIGHLIGHTS


o Experienced management team with track record of operational excellence and financial performance

o      Dedication to providing quality products and services to customers

o      Firm commitment to community

o      Attractive growth opportunities

o      Strong financial position

                EXTENDING OUR PREMIER HEALTH BENEFITS FRANCHISE:
                          5 KEY COMPETITIVE ADVANTAGES


1.      Expanded geographic reach

2.      Industry-leading scale and market share

3.      Operational excellence

4.      Enhanced financial strength and momentum

5.      Superior growth opportunities

                            EXPANDED GEOGRAPHIC REACH


[Map of the United States with oval circling Eastern portion of the United States. Nevada, Colorado, Indiana, Ohio, Kentucky, Maine, New Hampshire and Connecticut are shaded to indicate Anthem. Kansas is shaded to indicate a Pending Anthem Acquisition. Virginia is shaded dark gray to indicate Trigon.]

                     INDUSTRY LEADING SCALE AND MARKET SHARE
                            (As of December 31, 2001)


State                            Membership     Market Share        Rank
-----                            ----------     ------------        ----

Ohio                                2.2mm            22%             #1

Virginia                            2.1              35               1

Indiana                             1.5              33               1

Connecticut                         1.2              39               1

Kentucky                            1.1              38               1

Colorado                            0.6              18               1

Maine                               0.5              44               1

New Hampshire                       0.5              47               1

Nevada                              0.2              11               2

Kansas (pending)                    0.7              40               1

                     INDUSTRY LEADING SCALE AND MARKET SHARE

                               Revenues (2001)(1)
-------------------------------------------------------------------------------

[Bar Graph with the following revenues in $billions: AET $23.7; UNH $23.2; CI $16.4; WLP $13.5; ATH (excludes Kansas (pending)) and TGH $13.0; PHSY $11.7; ATH (excludes Kansas (pending)) $10.1; HUM $10.1; HNT $10.0; TGH $2.9]

(1)  Excludes investment income and not realized gains


                            Medical Membership (2001)
-------------------------------------------------------------------------------

[Bar Graph with number of Members in millions: AET 17.2; UNH 16.5; ICI 14.4; WLP 13.0; ATH (excludes Kansas (pending)) and TGH 10.0; ATH (excludes Kansas (pending)) 7.9; HUM 6.4; HNT 5.5; PHSY 3.4; TGH 2.1]

                             OPERATIONAL EXCELLENCE

[Bar Graphs of Revenue ($mm) for each of Anthem and Trigon with a line graph of Operating Margin (%) (excluding investment income and net realized gains and losses) for the years 1998 - 2001, with the following values (revenue, operating margin): Anthem 1998 $5,390, .7%; Anthem 1999: $6,081, .5%; Anthem 2000: $8,544, 2.2%, Anthem 2001: $10,120, 3.2%; Trigon 1998: $2,073, 1.5%,
Trigon 1999: $2,271, 2.0%; Trigon 2000: $2,524, 3.8%, Trigon 2001: $2,926, 4.8%.
Above the bars in the graph, each chart has an arrow slanting upwards and to the right to show Revenue CAGR. The arrow in the Anthem graph states Revenue
CAGR: 23.4%. The arrow in the Trigon graph states Revenue CAGR: 12.2%.]

                    ENHANCED FINANCIAL STRENGTH AND MOMENTUM
                               OPERATING CASH FLOW

[Bar graph of the operating cash flow for the years 1998 - 2001. Each bar indicated the operating cash flow (in $ millions) of each company for the year and the total operating cash flow of both companies in listed for each in bold above the corresponding bar. The bar graph has the following values
(in $ millions): 1998: Anthem: $120, Trigon: $152, Combined $272; 1999: Anthem:
$220, Trigon: $189, Combined $409; 2000: Anthem: $685, Trigon: $110, Combined $795; 2001: Anthem: $655, Trigon: $110, Combined $899.]

                          SUPERIOR GROWTH OPPORTUNITIES

o      Four regional platforms for growth

       -     Trigon cornerstone for new region


o      Continued margin improvement

       -     Leverage best practices


o      Specialty products

       -     Greater penetration


o      Disciplined track record of acquisitions

                          SUPERIOR GROWTH OPPORTUNITIES
                             FOUR REGIONAL PLATFORMS

                                     As of December 31, 2001
                  --------------------------------------------------------------
Region            Membship(mm)  Operating Gain($mm)  Margin(%)   Market Share(%)
------            ------------  -------------------  ---------   ---------------

Midwest               4.9              $161.5           3.2%          28%

East                  2.3              $128.8           3.5%          42%

Southeast             2.1              $139.5           4.8%          35%

West                  0.8              $20.1            2.6%          15%

                          SUPERIOR GROWTH OPPORTUNITIES
                               SPECIALTY PRODUCTS

O      High margin, fee-based revenue

O      Significant opportunities to cross-sell to existing customers


                       Current Market Penetration Levels
                             (As of March 31, 2002)
--------------------------------------------------------------------------------

[Bar graph of Current Market Penetration Levels (as of March 31, 2002) for Anthem and Trigon in the areas of Vision, Dental, Life and Pharmacy Management. The bar graph contains the following values: Vision: Anthem 10%, Trigon: NA;
Dental: Anthem: 30%, Dental: 15%; Life: Anthem: 33%, Trigon: 15%, Pharmacy
Management: Anthem: 87%, Trigon: NM.]

                                INTEGRATION PLAN

o      Tom Snead to head Anthem's Southeast region


o      Expect at least $75 million of annual pre-tax synergies;
       $40 million in 2003

       -  Specialty products opportunities

       -  Enhanced investment mgmt. operations

       -  Information technology savings

       -  Administration and corporate cost savings

       -  Other reorganization savings


o      Most to be implemented over 18 months


o      Incrementally, leveraging of best practices


o      Anthem has strong track record of successful integrations

                                 FINANCING PLAN

o Total cash requirements of approximately $1.2 billion for cash portion of purchase price and transaction costs


o Cash requirements to be financed initially through $1.2 billion bridge facility


o      Bridge facility to be replaced with public debt and cash on hand

                                     SUMMARY

o      Enhances Anthem's competitive position as premier health benefits player


o      Compelling strategic fit


o      New region for profitable growth


o      Significant operational synergies


o      Positioned for the future to deliver enhanced shareholder value

                                 [Anthem logo]

                              Anthem 1Q02 Earnings

                          ANTHEM 1Q02 RESULTS VS. 1Q01

                    Operating Revenue     Operating Gain              Membership
                      ($mm)    Growth     ($mm)    Growth   Margin(%)  Growth(%)
                    --------   ------    ------    ------   ---------  ---------
Consolidated        $2,748.6    10%      $106.6      78%      3.9%         7%
(EPS Growth 45%)

Midwest             $1,451.8    19%       $54.1      26%      3.7%         7%

East                  $985.3    13%       $42.2      87%      4.3%         5%

West                  $221.2    25%        $7.5      NM       3.4%        22%

Specialty             $120.1    35%       $12.4      65%     10.3%        NM

                         ANTHEM 2002 FULL YEAR GUIDANCE


EPS                                              $3.85 - $3.95

Operating Revenue Growth                         Low Double Digit
Operating Gain Growth                            35 - 40%
   -  Midwest                                    40 - 45%
   -  East                                       40 - 45%
   -  West                                       70 - 80%
   -  Specialty                                  35 - 45%
SG&A Improvement                                 80 to 120 bp
Benefit Expense Ratio                            Flat w/2001
Membership Growth                                4 - 5%

                                 [Trigon logo]

                              TRIGON 1Q02 EARNINGS

                          TRIGON 1Q02 RESULTS VS. 1Q01

 Operating Revenue        Operating Income                        Membership
 ($mm)      Growth       ($mm)      Growth         Margin(%)      Growth(%)
------      ------       -----      ------         ---------      ----------
$805.5        15%        $41.8        33%            5.2%            6%



                         TRIGON 2002 FULL YEAR GUIDANCE

EPS                                 $4.83 - $4.88

Premium Revenue Growth              15 - 18%

Self-Funded Fee Growth              16 - 18%

SG&A                                11.5%

MCR                                 Flat

                             WHY ANTHEM AND TRIGON?


o    Enchances Anthem's competitive position as premier health benefits player

o    Compelling strategic fit

o    New region for profitable growth

o    Significant operational synergies

o    Positioned for the future to deliver enhanced shareholder value

                                   QUESTIONS

                                      AND

                                    ANSWERS

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This slide presentation contains certain forward-looking information about Anthem, Trigon and the combined company after completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to integrate successfully our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to review carefully and consider the various disclosures in Anthem's and Trigon's various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2001, and the 2002 quarterly Form 10-Q filings.


                                                                   [TRIGON LOGO]

                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

This slide presentation may be deemed to be solicitation material in respect of the proposed acquisition of Trigon by Anthem. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed by Anthem with the SEC and a proxy statement on Schedule 14A and other relevant documents will be filed by Trigon with the SEC. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain the documents for free both on the SEC's web site (www.sec.gov) and from Anthem and Trigon's respective corporate secretaries.

                          PARTICIPANTS IN SOLICITATION

Trigon, Anthem, and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the identity of Anthem's participants in the solicitation and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus. Information about the directors and executive officers of Anthem and their ownership of Anthem common stock is set forth in the proxy statement for Anthem's 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2002. Information concerning Trigon's participants in the solicitation is set forth in Trigon's Current Report on Form 8-K filed with the SEC on April 29, 2002. Additional information regarding the interests of Anthem's and Trigon's directors and executive officers in the proposed transaction will be included in the final joint proxy statement/prospectus.


                                                                   [TRIGON LOGO]